File No. 82-1264



RECEIVED
2005 MAR -1 A 9:

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

February 23, 2005

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Comm
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


05006155

SUPPL

Dear Sirs,

We have made public on February 18, 2005, the following messages.

- Bridgestone Corporation Reports Sales and Earnings for Fiscal 2004
- Supplementary Information of 2004
- 2004 Financial Results Review Meeting
- Senior Management Changes
- Bridgestone to Purchase Its Own Shares
- Bridgestone to Retire Treasury Stock
- Notice Concerning Stock Options (Stock Acquisition Rights)
- Bridgestone Broadens Global Capital Spending Program in Tires

PROCESSED
MAR 07 2005
THOMSON
FINANCIAL

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

3/7

NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

Bridgestone Corporation Reports Sales and Earnings for Fiscal 2004

Tokyo (February 18, 2005)—Bridgestone Corporation ("the Company") today announced its consolidated business and financial results for the fiscal year ended December 31, 2004. These results are for the Company and its consolidated subsidiaries, collectively referred to below as "the Companies." The Company had 435 consolidated subsidiaries and 202 equity method affiliates at December 31, 2004, and it had 424 consolidated subsidiaries and 213 equity method affiliates at December 31, 2003.

Here is a summary of the Companies' results in 2004 and management's projections for the Companies' sales and earnings performance in 2005. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥104.21, the approximate exchange rate on December 31, the last day of the 2004 fiscal year.

I. Summary of Business and Financial Performance

A. Overall Results

The Companies recorded a 29% increase in net income in 2004, to ¥114.4 billion [$1.1 billion], on a 5% increase in net sales, to ¥2,416.6 billion [$23.2 billion]. Operating income rose 8%, to ¥197.6 billion [$1.9 billion], and ordinary income rose 9%, to ¥181.5 billion [$1.7 billion].

Net return on shareholders' equity was 12.6%, compared with 10.5% in the previous year; ordinary return on total assets (ordinary income divided by a simple average of total assets) was 8.0%, compared with 7.7% in the previous year; and ordinary return on sales was 7.5%, compared with 7.3% in the previous year. Net income per share of common stock increased 35%, to ¥138.96 [$1.3], and net assets per share increased 10%, to ¥1,163.82 [$11.2] at fiscal year-end. The Company also announced that management has proposed to increase the annual cash dividends per share ¥3, to ¥19 [$0.18].

As for the operating environment, economic recovery gained momentum in Japan. Corporate earnings improved on the strength of export growth and other positive factors,

and personal consumption was resurgent. Amid a generally strong economic performance, Japan showed signs in the second half of a possible slowing of economic growth.

The United States posted a strong economic performance, as capital spending increased and as the employment picture brightened. Economic recovery proceeded at a gradual pace in Europe. Economic conditions were generally robust in Asian nations besides Japan, highlighted by continuing growth in investment and personal consumption continued in China.

The Companies worked aggressively in 2004 to increase sales and strengthen their overall competitiveness. They introduced appealing new products and refocused their product lines to serve the fast-growing demand for large rim diameter tires and high-performance tires. The companies also worked to raise productivity, streamline logistics, and hone their competitive edge in technology.

	FY2004	FY2003	Increase (decrease)	
			¥ billion	Percent
	¥ billion	¥ billion		
Net sales	2,416.6	2,303.9	112.7	5
Operating income	197.6	183.2	14.4	8
Ordinary income	181.5	167.2	14.2	9
Net income	114.4	88.7	25.7	29

Net income per share	¥	¥	¥	%
Basic	138.96	102.75	36.21	35
Diluted	138.94	102.56	36.38	35
Cash dividends per share	19.00	16.00	3.00	19

B. Results by Segment

Note:

The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.

1. By business segment

		FY2004	FY2003	Increase (decrease)	
				¥ billion	Percent
		¥ billion	¥ billion		
Tires	Sales	1,931.8	1,837.9	93.8	5
	Operating income	160.2	148.3	11.9	8
Diversified Products*	Sales	512.7	484.5	28.2	6
	Operating income	36.4	34.6	1.8	5
Total	Sales	2,416.6	2,303.9	112.7	5
	Operating income	197.6	183.2	14.4	8

* As of the interim fiscal period ended June 30, 2004, the Companies have changed the segment designation “Other” to “Diversified Products.” This change is entirely a matter of wording; the range of products and services included in each of the Companies’ industry segments is unchanged.

Sales of tires increased 5%, to ¥1,931.8 billion [$18.5 billion], and operating income in this segment rose 8%, to ¥160.2 billion [$1.5 billion]. Sales growth, supported by robust demand in markets outside Japan, offset the adverse effect on earnings of rising raw material costs. The Companies worked to maximize their sales momentum by introducing appealing products and undertaking vigorous sales efforts in markets worldwide.

Sales of diversified products rose 6%, to ¥512.7 billion [$4.9 billion], and operating income in this segment increased 5%, to ¥36.4 billion [$0.35 billion]. The chief contributors to sales growth in this segment were automotive components and, in the United States, building materials.

2. By geographical segment

		FY2004	FY2003	Increase (decrease)	
				¥ billion	Percent
		¥ billion	¥ billion		
Japan	Sales	1,068.8	1,055.1	13.7	1
	Operating income	131.1	129.1	1.9	2
The Americas	Sales	1,018.9	977.6	41.3	4
	Operating income	26.6	19.5	7.1	37
Europe	Sales	325.5	291.1	34.4	12
	Operating income	22.0	15.4	6.5	43
Other	Sales	405.3	352.6	52.7	15
	Operating income	17.6	21.5	(3.8)	(18)
Total	Sales	2,416.6	2,303.9	112.7	5
	Operating income	197.6	183.2	14.4	8

Sales in Japan increased 1%, to ¥1,068.8 billion [$10.3 billion], and operating income increased 2%, to ¥131.1 billion [$1.3 billion], despite the rising cost of raw materials. The Companies worked to cope with limitations on production capacity by optimizing inventories and by raising productivity in some business units. Unit volume was steady in tire exports and in the original equipment business in Japan, and unit sales increased in the replacement market in Japan. Business in diversified products also expanded in Japan, led by strong sales of automotive components.

In the Americas, sales increased 4%, to ¥1,018.9 billion [$9.8 billion], and operating income increased 37%, to ¥26.6 billion [$0.26 billion], despite the rising cost of raw materials. In North America, unit sales of passenger car and light truck tires increased in both the original equipment and replacement markets, and unit sales of truck and bus tires posted especially strong growth. The Companies' operations in the Americas also registered very strong sales growth in diversified products and in their Latin American tire operations.

Sales in Europe increased 12%, to ¥325.5 billion [$3.1 billion], and operating income increased 43%, to ¥22.0 billion [$0.21 billion]. The increase in operating income occurred despite the rising cost of raw materials and reflected the Companies' success in promoting sales of high-performance tires and in otherwise improving product mix. Unit sales of

passenger car and light truck tires increased in the original equipment and replacement markets, and unit sales also increased in truck and bus tires.

In other regions, sales rose 15%, to ¥405.3 billion [$3.9 billion], stimulated by vigorous marketing. A decline of 18% in operating income, to ¥17.6 billion [$0.17 billion], was due to the rising cost of raw materials and start-up costs associated with expanding operations.

II. Dividends

Management has proposed a year-end dividend of ¥11 [$0.11] per share, including a special dividend of ¥5 [$0.05]. The company paid an interim dividend of ¥8 [$0.08] per share, including a special dividend of ¥2 [$0.02]. Approval of the proposed year-end dividend at the general meeting of shareholders would thus raise the annual dividend ¥3 [$0.03], to ¥19 [$0.18] per share.

III. Financial Position

A. Cash Flows

		FY2004	FY2003	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by operating activities		238.7	258.1	(19.3)
Net cash used in investing activities		(179.9)	(146.9)	(32.9)
Net cash used in financing activities		(94.1)	(18.8)	(75.3)
Effect of exchange rate changes on cash and cash equivalents		0.7	(0.5)	1.3
Net increase (decrease) in cash and cash equivalents		(34.5)	91.7	(126.2)
Cash and cash equivalents	At beginning of year	298.2	206.5	91.7
	At end of year	263.7	298.2	(34.5)

Cash and cash equivalents declined ¥34.5 billion [$0.33 billion], to ¥263.7 billion [$2.5 billion] at year-end, compared with an increase of ¥91.7 billion in the previous year. Net cash provided by operating activities declined ¥19.3 billion [$0.19 billion], to ¥238.7 billion [$2.3 billion]. That net decline reflects an increase of ¥39.8 billion [$0.38 billion] in notes and accounts receivable, compared with a decline of ¥37.9 billion in the previous year; an increase of ¥21.9 billion [$0.21 billion] in inventories, compared with an increase of ¥35.8

billion in the previous year; and ¥27.8 billion [$0.27 billion] in income taxes paid, compared with payments of ¥19.2 billion in the previous year. Income before income taxes and minority interests rose to ¥180.8 billion [$1.7 billion], from ¥162.0 billion in the previous year; depreciation and amortization increased to ¥111.4 billion [$1.1 billion], from ¥104.3 billion in the previous year; notes and accounts payable increased ¥17.4 billion [$0.17 billion], compared with a decline of ¥2.6 billion in the previous year; and provisions for retirement benefits increased ¥12.4 billion [$0.12 billion], compared with an increase of ¥3.7 billion in the previous year.

Net cash used in investing activities increased ¥32.9 billion [$0.32 billion], to ¥179.9 billion [$1.7 billion]. Payments for purchases of property, plant and equipment increased to ¥179.5 billion [$1.7 billion], from ¥141.6 billion in the previous year.

Net cash used in financing activities increased ¥75.3 billion [$0.72 billion], to ¥94.1 billion [$0.90 billion]. Repayments of long-term borrowings totaled ¥77.8 billion [$0.75 billion], compared with ¥65.8 billion in the previous year, and redemptions of bonds totaled ¥23.9 billion [$0.23 billion], compared with ¥29.7 billion in the previous year. Payments for share repurchasing totaled ¥67.9 billion [$0.65 billion], compared with ¥32.3 billion in the previous year. Proceeds from long-term borrowings totaled ¥69.1 billion [$0.66 billion], compared with ¥52.2 billion in the previous year, and proceeds from the issuance of bonds totaled ¥24.5 billion [$0.24 billion], compared with ¥107.1 billion in the previous year.

B. Trends in Cash Flow Indicators

	FY2002	FY2003	FY2004
Shareholders' equity/total assets (%)	37.1	40.0	40.1
Market capitalization*/total assets (%)	59.0	54.5	70.2
Interest-bearing debt/net cash provided by operating activities (years)	1.7	1.9	2.0
Net cash provided by operating activities/interest payments** (times)	17.0	20.0	21.0

* Share price on last trading day of December times number of shares outstanding;
The number of shares of common stock issued and outstanding was 802,775,502 at December 31, 2004, and 839,832,074 at December 31, 2003.
** Interest payments as listed on Statements of Cash Flows

Outlook

The operating environment appears likely to remain challenging in 2005. Adverse factors include the persistently high prices for natural rubber; rising prices for crude oil and other materials, which raise the cost of raw materials other than natural rubber. Those factors could offset the positive contributions from the gradual recovery under way in the world economy and from the vigorous demand for tires, especially in markets outside Japan.

In Japan, management expects unit sales of replacement tires to be basically unchanged amid weak demand. They project growth in unit sales of original equipment tires in Japan and in unit exports of tires.

Management projects unit sales gains in passenger car, light truck, truck and bus tires in the Americas amid strong demand.

Management projects unit sales gains in passenger car, light truck, truck and bus tires in Europe amid strong demand.

The following table presents a summary of management's business projections for 2005.

			FY2005 Projections	FY2004 Results	Increase (decrease)	
					¥ billion	Percent
			¥ billion	¥ billion		
First half	Net sales		1,200.0	1,153.2	46.7	4
	Operating income		64.0	91.9	(27.9)	(30)
	Ordinary income		55.0	86.8	(31.8)	(37)
	Net income		80.0	52.2	27.7	53
Full year	Net sales		2,500.0	2,416.6	83.3	3
	Operating income		170.0	197.6	(27.6)	(14)
	Ordinary income		150.0	181.5	(31.5)	(17)
	Net income		140.0	114.4	25.5	22
			Yen	Yen		
Exchange rate—actual (FY2004) or assumed (FY2005)	First-half average	Yen/dollar	105	108		(3)
		Yen/euro	130	133		(2)
	Full-year average	Yen/dollar	105	108		(3)
		Yen/euro	130	134		(3)

Management plans to raise the annual dividend ¥1, to ¥20 per share in 2005. That would comprise an interim dividend of ¥10 per share and a year-end dividend of ¥10.

Forward-Looking Statements

The preceding descriptions of projections and plans are “forward-looking Statements,” which involve known and unknown risks and uncertainties. Those variables could cause the Companies’ actual performance and results to differ substantially from management’s projections and plans.

– end –

Consolidated Financial Statements

Consolidated Balance Sheet

	FY2003 (As of 31 December 2003)		FY2004 (As of 31 December 2004)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million
Assets					
Current Assets:					
Cash	279,366		252,796		(26,570)
Notes and accounts receivable - trade	417,728		460,534		42,806
Short-term investments	10,000		5,305		(4,695)
Inventories	349,555		373,419		23,864
Deferred income taxes	66,916		58,140		(8,776)
Other	58,465		59,138		673
Allowance for doubtful accounts	(17,470)		(15,736)		1,734
Total Current Assets	1,164,563	52.4	1,193,598	51.1	29,035
Fixed Assets:					
Tangible assets					
Building and structures	218,076		229,164		11,088
Machinery and equipment	221,504		273,380		51,876
Land	122,492		124,042		1,550
Construction in progress	59,421		67,047		7,626
Other	42,650		49,974		7,324
Tangible assets	664,144	29.9	743,609	31.9	79,465
Intangible assets					
Rights and other	13,334		9,441		(3,893)
Intangible assets	13,334	0.6	9,441	0.4	(3,893)
Investments and Other Assets					
Investments in securities	208,059		230,210		22,151
Long-term loans receivable	19,590		17,793		(1,797)
Deferred income taxes	86,240		85,116		(1,124)
Other	65,844		54,737		(11,107)
Allowance for doubtful accounts	(1,164)		(798)		366
Total Investments and other assets	378,570	17.1	387,058	16.6	8,488
Net Fixed Assets	1,056,049	47.6	1,140,109	48.9	84,060
Total	2,220,612	100.0	2,333,708	100.0	113,096

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

	FY2003 (As of 31 December 2003)		FY2004 (As of 31 December 2004)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million
Liabilities					
Current Liabilities:					
Notes and accounts payable - trade	151,837		170,732		18,895
Short-term borrowings	76,960		161,945		84,985
Commercial paper	–		1,409		1,409
Current portion of straight bonds	10,927		8,351		(2,576)
Income taxes payable	11,168		43,690		32,522
Deferred income taxes	1,661		1,262		(399)
Provision for voluntary tire recall	14,965		8,097		(6,868)
Accounts payable - other	117,040		125,266		8,226
Accrued expenses	143,811		156,804		12,993
Other	38,269		37,433		(836)
Total Current Liabilities	566,642	25.5	714,992	30.6	148,350
Long-term Liabilities:					
Straight bonds	130,000		133,146		3,146
Long-term borrowings	269,350		174,721		(94,629)
Deferred income taxes	23,265		18,525		(4,740)
Accrued pension and liability for retirement benefits	269,538		279,734		10,196
Warranty reserve	16,268		16,072		(196)
Other	21,020		29,131		8,111
Total Long-term Liabilities	729,444	32.9	651,332	27.9	(78,112)
Total Liabilities	1,296,086	58.4	1,366,324	58.5	70,238
Minority Interests					
Minority Interests	36,539	1.6	32,402	1.4	(4,137)
Shareholders' Equity					
Common stock	126,354	5.7	126,354	5.4	–
Capital Surplus	122,079	5.5	122,078	5.2	(1)
Retained earnings	740,187	33.3	837,764	35.9	97,577
Net unrealized gains on securities	84,496	3.8	102,612	4.4	18,116
Foreign currency translation adjustments	(151,475)	(6.8)	(152,300)	(6.4)	(825)
Treasury stock, at cost	(33,654)	(1.5)	(101,528)	(4.4)	(67,874)
Total Shareholders' Equity	887,986	40.0	934,980	40.1	46,994
Total	2,220,612	100.0	2,333,708	100.0	113,096

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income

	FY2003 (Year ended 31 December 2003)			FY2004 (Year ended 31 December 2004)			Increase (decrease)	
	Yen in million		%	Yen in million		%	Yen in million	%
Net Sales		2,303,917	100.0		2,416,685	100.0	112,768	–
Cost of Sales		1,441,638	62.6		1,533,251	63.4	91,613	0.8
Gross profit		862,278	37.4		883,434	36.6	21,156	(0.8)
Selling, General and Administrative Expenses		678,984	29.4		685,737	28.4	6,753	(1.0)
Operating income		183,293	8.0		197,697	8.2	14,404	0.2
Non-operating Income								
Interest income	4,340			3,147				
Dividend income	1,015			1,788				
Other	17,420	22,776	1.0	14,806	19,742	0.8	(3,034)	(0.2)
Non-operating Expenses								
Interest expense	11,962			11,330				
Foreign currency exchange loss	4,403			1,656				
Other	22,408	38,773	1.7	22,857	35,845	1.5	(2,928)	(0.2)
Ordinary income		167,296	7.3		181,593	7.5	14,297	0.2
Extraordinary Income								
Gain on insurance claims	4,339			–				
Gain on sales of tangible assets	–	4,339	0.2	2,522	2,522	0.1	(1,817)	(0.1)
Extraordinary Loss								
Impairment losses on assets	5,767			–				
Loss on fire incident	3,833			–				
Loss on voluntary tire replacement(*)	–	9,600	0.5	3,240	3,240	0.1	(6,360)	(0.4)
Income (loss) before income taxes and minority interests		162,035	7.0		180,876	7.5	18,841	0.5
Income taxes - current	20,911			60,359				
Income taxes - deferred	47,815	68,727	2.9	2,459	62,818	2.6	(5,909)	(0.3)
Minority Interests		4,588	0.2		3,605	0.2	(983)	(0.0)
Net Income		88,719	3.9		114,453	4.7	25,734	0.8

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

(*) Expenses of tire replacement for the voluntary safety campaign by Bridgestone/Firestone North American Tire, LLC announced in February 2004 (The figure includes reasonablly estimated amount as of 31 December, 2004.)

Consolidated Statements of Cash Flows

	FY2003 (Year ended 31 December 2003)	FY2004 (Year ended 31 December 2004)	Increase (decrease)
	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities			
Income (loss) before income taxes and minority interests	162,035	180,876	18,841
Depreciation and amortization	104,383	111,490	7,107
Increase in accrued pension and liability for retirement benefits	3,710	12,452	8,742
Interest and dividend income	(5,356)	(4,936)	420
Interest expense	11,962	11,330	(632)
Foreign currency exchange loss (gain)	0	226	226
Gain on sales of tangible assets	(2,046)	(2,522)	(476)
Gain on sales of investments in securities	(284)	(102)	182
Gain on insurance claims	(4,339)	–	4,339
Impairment losses on assets	5,767	–	(5,767)
Loss on fire incident	3,833	–	(3,833)
Loss on voluntary tire replacement	–	3,240	3,240
(Increase) decrease in notes and accounts receivable	37,940	(39,872)	(77,812)
(Increase) decrease in inventories	(35,885)	(21,991)	13,894
Increase (decrease) in notes and accounts payable	(2,628)	17,460	20,088
Bonuses paid to directors	(641)	(645)	(4)
Other	14,849	13,231	(1,618)
Subtotal	293,299	280,239	(13,060)
Interest and dividends received	4,945	5,624	679
Interest paid	(12,934)	(11,356)	1,578
Payment for North American plant restructuring	(989)	–	989
Payment for voluntary tire recall	(11,088)	(6,370)	4,718
Insurance claims received	4,339	–	(4,339)
Payment for fire incident	(170)	(1,567)	(1,397)
Income taxes received (paid)	(19,276)	(27,838)	(8,562)
Net Cash Provided by Operating Activities	258,125	238,729	(19,396)
Cash Flows from Investing Activities			
Payments for purchase of tangible assets	(141,606)	(179,565)	(37,959)
Proceeds from sales of tangible assets	3,409	6,482	3,073
Payments for purchase of intangible assets	(273)	(676)	(403)
Payments for investments in securities	(20,049)	(15,737)	4,312
Proceeds from sales of investments in securities	3,935	5,773	1,838
Payments for acquisition of loans receivable	(1,664)	(2,259)	(595)
Proceeds from collection of loans receivable	3,265	5,303	2,038
Other	6,024	762	(5,262)
Net Cash Used in Investing Activities	(146,958)	(179,916)	(32,958)
Cash Flows from Financing Activities			
Net increase (decrease) in short-term borrowings	(27,444)	(6,329)	21,115
Proceeds from long-term borrowings	52,253	69,127	16,874
Repayments of long-term borrowings	(65,807)	(77,899)	(12,092)
Proceeds from issuance of bonds	107,163	24,505	(82,658)
Payments for redemption of bonds	(29,714)	(23,940)	5,774
Payments for purchase of treasury stock	(32,376)	(67,934)	(35,558)
Proceeds from sale of assets on sale-leaseback	–	15,815	15,815
Payment for repurchase of assets on sale-leaseback	–	(5,911)	(5,911)
Repayments of financial lease obligations	(6,442)	(6,076)	366
Cash dividends paid	(13,493)	(13,258)	235
Cash dividends paid to minority	(2,970)	(2,783)	187
Other	5	541	536
Net Cash Used in Financing Activities	(18,826)	(94,142)	(75,316)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(596)	791	1,387
Net Increase (Decrease) in Cash and Cash Equivalents	91,744	(34,538)	(126,282)
Cash and Cash Equivalents at Beginning of Year	206,520	298,264	91,744
Cash and Cash Equivalents at End of Year	298,264	263,726	(34,538)

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Segment Information

1. Business Segment Information

FY2003 (Year ended 31 December 2003) (Yen in million)

	Tire	Diversified Products	Total	Eliminations	Consolidated
Sales					
(1)Sales to external customers	1,836,394	467,522	2,303,917	–	2,303,917
(2)Intersegment sales and transfers	1,577	17,049	18,626	(18,626)	–
Total	1,837,972	484,571	2,322,543	(18,626)	2,303,917
Operating expenses	1,689,661	449,948	2,139,610	(18,987)	2,120,623
Operating income	148,310	34,622	182,933	360	183,293
Assets	1,862,091	367,528	2,229,619	(9,006)	2,220,612
Depreciation expenses	87,692	16,690	104,383	–	104,383
Capital expenditure	140,186	16,486	156,672	–	156,672

FY2004 (Year ended 31 December 2004) (Yen in million)

	Tire	Diversified Products	Total	Eliminations	Consolidated
Sales					
(1)Sales to external customers	1,927,989	488,696	2,416,685	–	2,416,685
(2)Intersegment sales and transfers	3,838	24,083	27,921	(27,921)	–
Total	1,931,827	512,779	2,444,607	(27,921)	2,416,685
Operating expenses	1,771,535	476,286	2,247,822	(28,833)	2,218,988
Operating income	160,291	36,493	196,785	911	197,697
Assets	1,945,245	397,075	2,342,321	(8,613)	2,333,708
Depreciation expenses	94,581	16,909	111,490	–	111,490
Capital expenditure	170,222	22,186	192,409	–	192,409

2. Geographical Segment Information

FY2003 (Year ended 31 December 2003) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Eliminations	Consolidated
Sales							
(1)Sales to external customers	803,094	972,289	287,415	241,117	2,303,917	–	2,303,917
(2)Intersegment sales and transfers	252,047	5,326	3,723	111,496	372,592	(372,592)	–
Total	1,055,142	977,615	291,139	352,613	2,676,509	(372,592)	2,303,917
Operating expenses	926,006	958,111	275,689	331,107	2,490,914	(370,291)	2,120,623
Operating income	129,135	19,504	15,449	21,505	185,594	(2,301)	183,293
Assets	1,235,159	611,899	264,172	252,915	2,364,146	(143,533)	2,220,612

FY2004 (Year ended 31 December 2004) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Eliminations	Consolidated
Sales							
(1)Sales to external customers	814,625	1,013,519	321,695	266,844	2,416,685	–	2,416,685
(2)Intersegment sales and transfers	254,237	5,418	3,900	138,538	402,095	(402,095)	–
Total	1,068,862	1,018,938	325,596	405,382	2,818,780	(402,095)	2,416,685
Operating expenses	937,743	992,280	303,579	387,718	2,621,320	(402,332)	2,218,988
Operating income	131,119	26,658	22,017	17,664	197,459	237	197,697
Assets	1,249,822	633,153	323,717	285,543	2,492,235	(158,527)	2,333,708

Nonconsolidated Financial Highlights (Parent Company)

	FY2003 (Year ended 31 December 2003)		FY2004 (Year ended 31 December 2004)		Increase (decrease)	
Statements of income	Yen in million	%	Yen in million	%	Yen in million	%
Net sales	765,638	100.0	789,035	100.0	23,397	–
Operating income	105,580	13.8	109,982	13.9	4,402	0.1
Ordinary income	107,529	14.0	124,724	15.8	17,195	1.8
Net income	63,088	8.2	84,337	10.7	21,249	2.5
Per Share Data	Yen		Yen		Yen	%
Net income						
Basic	73.48		102.85		29.37	40.0
Diluted	73.35		102.84		29.49	40.2
Cash dividends	16.00		19.00		3.00	18.8

	FY2003 (As of 31 December 2003)	FY2004 (As of 31 December 2004)	Increase (decrease)	
	Yen in million	Yen in million	Yen in million	%
Total assets	1,494,145	1,535,104	40,959	2.7
Shareholders' equity	940,406	946,343	5,937	0.6
	Shares in thousand	Shares in thousand	Shares in thousand	%
Common stock issued and outstanding	839,836	802,779	(37,057)	(4.4)
	%	%	%	
Net income to shareholders' equity	6.9	8.9	2.0	

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

February 18, 2005
Bridgestone Corporation

Supplementary Information of 2004

1. Consolidated

(1) Financial Highlights (1st half)

(Yen in billions)

			Unit	2001			2002			2003			2004			2005		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			1,027.5	100	104	1,093.5	100	106	1,112.1	100	102	1,153.2	100	104	1,200.0	100	104
	Operating income			52.3	5.1	56	73.1	6.7	140	71.3	6.4	98	91.9	8.0	129	64.0	5.3	70
	Ordinary income			31.3	3.1	40	55.6	5.1	178	65.8	5.9	118	86.8	7.5	132	55.0	4.6	63
	Net income			(30.5)	(3.0)	-	24.4	2.2	-	31.9	2.9	131	52.2	4.5	164	80.0	6.7	153
Segment Information(*1)																		
Business	Sales	Tire		798.5	78	104	864.9	79	108	883.7	79	102	916.3	79	104			
		Diversified		228.9	22	103	228.6	21	100	228.3	21	100	236.9	21	104			
	Operating income	Tire		36.2		49	56.6		156	54.8		97	73.6		134			
		Diversified		15.7		78	16.2		103	16.3		101	18.0		110			
	OP margin	Tire	%	4.5			6.5			6.2			8.0					
		Diversified	%	6.7			6.9			6.8			7.3					
Area	Sales	Japan		392.1	38	100	383.0	35	98	381.6	34	100	386.7	34	101			
		Americas		443.6	44	105	497.7	45	112	474.7	43	95	483.1	42	102			
		Europe		107.3	10	110	115.8	11	108	140.0	13	121	154.5	13	110			
		Others		84.3	8	108	96.9	9	115	115.8	10	119	128.8	11	111			
	Operating income	Japan		57.9		88	56.4		97	56.9		101	57.6		101			
		Americas		(8.9)		-	4.7		+	2.2		47	15.5		693			
		Europe		1.7		71	2.9		171	6.4		221	8.5		133			
		Others		8.0		110	10.9		136	13.0		119	9.8		76			
	OP margin	Japan	%	12.1			11.6			11.2			11.3					
		Americas	%	(2.0)			1.0			0.5			3.2					
		Europe	%	1.6			2.5			4.5			5.5					
		Others	%	7.1			8.1			7.6			5.1					
Market	Sales	Domestic		361.9	35	102	339.7	31	94	335.6	30	99	338.1	29	101			
		Overseas		665.5	65	105	753.7	69	113	776.5	70	103	815.1	71	105			
Capital	Depreciation			61.3	6.0	112	59.3	5.4	97	49.7	4.5	84	50.7	4.4	102			
	Capital expenditure			45.2		73	43.9		97	58.6		134	79.5		136			
	R&D(*2)			30.7	3.0	-	33.9	3.1	111	34.8	3.1	103	34.6	3.0	99			
	Interest expenses			11.6	1.1	190	6.2	0.6	53	3.4	0.3	55	2.6	0.2	78			
	Borrowings			660.7		157	536.6		81	536.3		100	488.8		91			

(*1)Sales: Sales to external customers　Operating income: Including income caused by businesses among segments
(*2)R&D: Disclosed since 2000 full year

BSA Results (1H of the year)

		2003	%	vs.PY	2004	%	vs.PY	2005(F)	%	vs.PY
Net sales	US$M	3,881	100	105	4,349	100	112	4,600	100	106
Operating income	US$M	31	0.8	58	159	3.7	507	120	2.6	75
Net income	US$M	11	0.3	-	102	2.4	887	60	1.3	58

BSEU Results (1H of the year)

		2003	%	vs.PY	2004	%	vs.PY	2005(F)	%	vs.PY
Net sales	€M	1,037	100	107	1,133	100	109	1,240	100	109
Operating income	€M	49	4.7	207	88	7.8	180	60	4.8	68
Net income	€M	27	2.6	386	53	4.7	195	30	2.4	56

(2) Financial Highlights (full year)

(Yen in billions)

Supplementary Information of 2004			Unit	2001			2002			2003			2004			2005		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			2,133.8	100	106	2,247.7	100	105	2,303.9	100	102	2,416.6	100	105	2,500.0	100	103
	Operating income			118.0	5.5	73	183.8	8.2	156	183.2	8.0	100	197.6	8.2	108	170.0	6.8	86
	Ordinary income			74.4	3.5	60	147.8	6.6	199	167.2	7.3	113	181.5	7.5	109	150.0	6.0	83
	Net income			17.3	0.8	98	45.3	2.0	261	88.7	3.9	196	114.4	4.7	129	140.0	5.6	122
Segment Information(*1)																		
Business	Sales	Tire		1,687.2	79	108	1,797.5	80	107	1,836.3	80	102	1,927.9	80	105			
		Diversified		446.5	21	100	450.1	20	101	467.5	20	104	488.6	20	105			
	Operating income	Tire		91.8		75	155.0		169	148.3		96	160.2		108			
		Diversified		25.4		67	28.3		111	34.6		122	36.4		105			
	OP margin	Tire	%	5.4			8.6			8.1			8.3					
		Diversified	%	5.5			6.1			7.1			7.1					
Area	Sales	Japan		826.9	39	100	827.6	37	100	803.0	35	97	814.6	34	101			
		Americas		918.3	43	111	980.9	44	107	972.2	42	99	1,013.5	42	104			
		Europe		216.0	10	112	239.2	11	111	287.4	12	120	321.6	13	112			
		Others		172.5	8	110	199.9	8	116	241.1	10	121	266.8	11	111			
	Operating income	Japan		136.3		102	136.6		100	129.1		95	131.1		102			
		Americas		(33.5)		-	18.5		+	19.5		105	26.6		137			
		Europe		4.5		79	8.2		182	15.4		187	22.0		143			
		Others		15.0		117	21.7		145	21.5		99	17.6		82			
	OP margin	Japan	%	13.6			13.2			12.2			12.3					
		Americas	%	(3.6)			1.9			2.0			2.6					
		Europe	%	2.0			3.4			5.3			6.8					
		Others	%	6.6			7.4			6.1			4.4					
Market	Sales	Domestic		756.3	35	100	739.6	33	98	710.0	31	96	716.0	30	101			
		Overseas		1,377.4	65	110	1,508.1	67	109	1,593.8	69	106	1,700.5	70	107			
Balance Sheet	Total asset			2,443.7			2,143.9			2,220.6			2,333.7					
	ROA		%	0.8			2.0			4.1			5.0					
	Shareholder's equity			835.1			796.0			887.9			934.9					
	ROE		%	2.2			5.6			10.5			12.6					
Capital	Depreciation			125.3	5.9	106	112.6	5.0	90	98.8	4.3	88	106.0	4.4	107	120.0	4.8	113
	Capital expenditure			104.3		76	116.7		112	155.7		133	190.9		123	200.0		105
	R&D			62.7	2.9	103	68.1	3.0	109	70.9	3.1	104	72.8	3.0	103	77.0	3.1	106
	Interest payment			22.2	1.0	141	11.3	0.5	51	6.6	0.3	58	6.3	0.3	97			
	Borrowings			765.8		148	470.1		61	487.2		104	479.5		98	540.0		113
No. of Employee				104,700		102	106,481		102	108,741		102	113,699		105			
Production	Domestic		10,000t	56			60			61			62			64		
	Overseas	Americas	10,000t	52			58			60			63			66		
		Europe	10,000t	16			16			17			18			20		
		Others	10,000t	22			27			30			34			39		
	Overseas total		10,000t	90			101			107			114			124		
	Total production		10,000t	146			161			169			176			189		
	Overseas prod. ratio		%	62			63			64			65			66		

(*1)Sales: Sales to external customers　　Operating income: Including income caused by businesses among segments

Consolidated Results in US$

	Unit	2001			2002			2003			2004			2005		
		Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Net sales	US$M	16,171	100		18,747	100		21,506	100		23,191	100		23,810	100	
Ordinary income	US$M	564	3.5		1,233	6.6		1,562	7.3		1,743	7.5		1,429	6.0	
Net income	US$M	132	0.8		378	2.0		828	3.9		1,098	4.7		1,333	5.6	
Exchange rate	US$M	131.95			119.90			107.13			104.21			105.00		

(*)Exchange rate: as of the end of the year

BSA Results (full year)

		2003	%	vs.PY	2004	%	vs.PY	2005(F)	%	vs.PY
Net sales	US$M	8,173	100	107	9,150	100	112	9,500	100	104
Operating income	US$M	190	2.3	97	264	2.9	139	270	2.8	102
Net income	US$M	78	1.0	94	183	2.0	235	160	1.7	87

BSEU Results (full year)

		2003	%	vs.PY	2004	%	vs.PY	2005(F)	%	vs.PY
Net sales	€M	2,127	100	108	2,325	100	109	2,560	100	110
Operating income	€M	116	5.5	187	162	7.0	139	140	5.5	86
Net income	€M	62	2.9	-	94	4.1	151	70	2.7	74

2. Non-Consolidated

(1) Financial Highlights (1st half)

(Yen in billions)

				2001			2002			2003			2004			2005		
			Unit	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Income Statement	Net sales			332.3	100	95	343.3	100	103	373.4	100	109	375.4	100	101	385.0	100	103
	Operating income			49.7	15.0	88	52.0	15.2	105	52.0	13.9	100	51.1	13.6	98	33.0	8.6	64
	Ordinary income			48.5	14.6	97	51.2	14.9	106	56.3	15.1	110	63.2	16.8	112	40.0	10.4	63
	Extra loss / (gain)			333.0	100.2		-			-			-			(69.0)	(17.9)	
	Net income			(164.3)	(49.5)	-	29.4	8.6	+	32.0	8.6	109	44.3	11.8	138	70.0	18.2	158
Segment Sales	Market	Domestic		212.0	64	99	205.8	60	97	204.9	55	100	212.2	57	104	207.0	54	98
		Export		120.3	36	88	137.4	40	114	168.4	45	123	163.1	43	97	178.0	46	109
	Business	Tire		243.7	73	94	256.6	75	105	280.1	75	109	278.9	74	100	288.0	75	103
		Diversified		88.5	27	98	86.7	25	98	93.3	25	108	96.5	26	104	97.0	25	100
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		113.2	(46)	87	129.2	(50)	114	159.0	(57)	123	153.7	(55)	97	168.0	(58)	109
		Diversified		7.0	(8)	119	8.2	(10)	117	9.4	(10)	114	9.4	(10)	101	10.0	(10)	106
Exchange rate		US$	Yen/$	121		113	130		107	119		92	109		92	105		96
		Euro	Yen/€	108		105	116		107	132		114	133		101	130		98
Investment	Capital expenditure			15.5		81	16.6		107	18.8		113	27.0		144	35.0		130
	(Tire production)			5.7		62	5.8		102	8.8		153	16.4		186	20.0		122
	(Diversified production)			3.6		96	3.4		94	1.8		53	2.9		161	3.0		103
	(R&D)			4.5		106	5.2		115	7.0		135	6.0		86	9.0		150
	(Others)			1.7		86	2.2		132	1.1		52	1.8		164	3.0		167
	Loan and investment			2.9		14	142.8		+	17.2		12	8.9		52	8.0		90
	Total investment			18.4		46	159.5		+	36.0		23	36.0		100	43.0		119
Costs & Expenses	Labor cost			55.5	16.7	94	61.1	17.8	110	63.5	17.0	104	56.6	15.1	89	56.5	14.7	100
	R&D			21.7	6.5	109	25.2	7.4	116	28.9	7.7	114	28.3	7.6	98	32.0	8.3	113
	Depreciation			20.7	6.2	105	19.1	5.6	92	19.1	5.1	100	19.7	5.3	103	24.0	6.2	121
	Interest			(2.0)	(0.6)	160	(3.5)	(1.0)	173	(7.9)	(2.1)	224	(12.7)	(3.4)	160	(9.0)	(2.3)	71
No. of Employee				12,438		93	12,603		101	12,599		100	12,535		99			

(2) Financial Highlights (full year)

(Yen in billions)

				2001			2002			2003			2004			2005		
			Unit	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Income Statement	Net sales			704.2	100	98	741.0	100	105	765.6	100	103	789.0	100	103	820.0	100	104
	Operating income			117.7	16.7	103	124.8	16.9	106	105.5	13.8	85	109.9	13.9	104	90.0	11.0	82
	Ordinary income			108.9	15.5	105	118.7	16.0	109	107.5	14.0	91	124.7	15.8	116	96.0	11.7	77
	Extra loss / (gain)			382.4	54.3		35.5	4.8		(0.5)	(0.1)		-			(69.0)	(8.4)	
	Net income			(158.0)	(22.4)	-	34.0	4.6	+	63.0	8.2	185	84.3	10.7	134	107.0	13.0	127
Segment Sales	Market	Domestic		463.0	66	98	462.1	62	100	437.0	57	95	457.4	58	105	460.0	56	101
		Export		241.1	34	97	278.9	38	116	328.5	43	118	331.5	42	101	360.0	44	109
	Business	Tire		526.8	75	98	556.1	75	106	573.2	75	103	591.4	75	103	620.0	76	105
		Diversified		177.3	25	96	184.9	25	104	192.3	25	104	197.5	25	103	200.0	24	101
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		226.4	(43)	96	261.9	(47)	116	310.1	(54)	118	312.8	(53)	101	340.0	(55)	109
		Diversified		14.6	(8)	112	16.9	(9)	116	18.4	(10)	109	18.7	(9)	102	20.0	(10)	107
Exchange rate		US$	Yen/$	122		113	125		102	116		93	108		93	105		97
		Euro	Yen/€	109		109	118		108	131		111	134		102	130		97
Investment	Capital expenditure			35.8		87	38.8		108	45.0		116	63.4		141	70.0		110
	(Tire production)			12.7		65	17.8		139	22.3		126	35.4		159	40.0		113
	(Other production)			9.1		125	6.9		76	4.7		68	6.3		134	7.0		111
	(R&D)			11.1		105	10.5		95	15.4		147	16.6		108	18.0		108
	(Others)			2.9		73	3.7		127	2.6		70	5.2		200	5.0		96
	Loan and investment			14.5	(*1)	58	164.1		+	14.2		9	22.1		156	8.0		36
	Total investment			50.4		76	203.0		+	59.3		29	85.5		144	78.0		91
Costs & Expenses	Labor cost			116.4	16.5	99	121.7	16.4	105	127.5	16.7	105	116.9	14.8	92	113.0	13.8	97
	R&D			45.4	6.4	100	50.9	6.9	112	58.2	7.6	114	59.7	7.6	103	64.0	7.8	107
	Depreciation			41.3	5.9	91	38.7	5.2	94	38.7	5.1	100	41.1	5.2	106	49.0	6.0	119
	Interest			(2.2)	(0.3)	159	(3.8)	(0.5)	171	(8.9)	(1.2)	235	(18.2)	(2.3)	204	(11.0)	(1.3)	60
Fund	Borrowing			197.1			194.6			230.0			230.0			230.0		
No. of Employee				12,441		100	12,564		101	12,480		99	12,529		100			

(*1) Loan and investment in 2001
Decrease of loan and investment relating to US restructuring is excluded

3. Change Factors vs. PY

(1) Consolidated

		2004 Actual	2005 Forecast
Sales	Forex impact	(730)	(540)
(Yen in 100millions)	Volume, etc.	+1,857	+1,373
	Total	+1,127	+833
Operating income	Forex impact	(60)	(80)
(Yen in 100millions)	Natural rubber	(300)	(60)
	Other raw materials	(190)	(540)
	Pension cost	+80	+20
	Depreciation	(71)	(140)
	Volume, etc.	+685	+523
	計	+144	(277)

(2) Parent company

		2004 Actual	2005 Forecast
Sales	Forex impact	(80)	(100)
(Yen in 100millions)	Sales Price	+60	+100
	Volume, etc.	+253	+310
	Total	+233	+310
Operating income	Forex impact	(60)	(55)
(Yen in 100millions)	Sales Price	+60	+100
	Volume	+120	+170
	Natural rubber	(110)	(30)
	Other raw materials	(80)	(240)
	Depreciation	(20)	(80)
	Labor cost	+105	+40
	Other SGA expenses	+10	(80)
	Others	+19	(24)
	Total	+44	(199)

4. Japanese tire business overview

(1)Demand Forecast in Japan (published by JATMA on Dec 21, 2004)

	2004 Result		2005 Forecast	
	(unit:1000 ton)	vs. PY	(unit:1000 ton)	vs. PY
OE	233	102	235	101
REP	400	104	396	99
EXP	669	106	705	105
Total Demand	1,303	104	1,337	103

(2) Sales Channels in Japan (no. of shops)

	End of 2002	End of 2003	End of 2004	End of 2005(F)
Tire Kan	436	444	453	460
Cockpit	177	162	143	140
Mr. Tireman	597	630	638	650

(3) Tire Production and Capacity Utilization in Japan

	Tire Production (10,000 ton)		Capacity Utilization (%)	
	2004	2005(F)	2004	2005(F)
1H	30	31	93	97
2H	32	33	97	99
Full Year	62	64	95	98

(4) Sales Composition (rubber weight base)

	2003	2004
REP	25	25
OE	20	20
EXP	55	55
Total	100	100

(5) Export Sales Composition by Region (value base)

	2003	2004	(Growth rate vs. PY)	
Americas	29	27	95	%
Europe	28	27	100	
Asia	16	17	110	
Middle East	10	10	103	
Others	17	19	106	
Total	[illegible]	[illegible]	[illegible]	

5. Additional Information

(1) Year-on-Year Sales Growth of Replacement Tire (unit base)

	2003	2004	2005(F)
	%	%	%
N.America : PSR/LTR	102	101	103
: TBR	103	107	96
Europe : PSR/CVR	103 (*1)	101	107
: TBR	106	99	106

(*1)4x4, CVR were not included in 2002.

(2) Market Share of Replacement Tire (estimation)

	2003	2004	2005(F)
	%	%	%
N.America : PSR/LTR	14	14	14
: TBR	24	25	24
Europe(*1) : PSR/CVR	11	11	12
: TBR	18	18	19

(*1) Western and Eastern Europe

2004 Financial Results Review Meeting

Bridgestone Corporation
February 18, 2005

1

2004 Financial Results

2

2004 Consolidated Financial Results

(Billions of yen)

	2003 Results	2004 Results	vs. PY(%)	2004 Forecast (As of Aug. '04)
Sales	2,303.9	2,416.6	+5	2,370.0
Operating income	183.2	197.6	+8	185.0
Ordinary income	167.2	181.5	+9	170.0
Net income	88.7	114.4	+29	104.0
Yen / US Dollar	116	108	-8	107
Yen / Euro	131	134	+3	127

Change Factors in Operating Income



Billions of yen
200
180
160
140
120
100
80
60
40
20
0
183.2
Forex
-6.0
Natural
rubber
-30.0
Other
materials
-19.0
Depre
-ciation
-7.1
Pension
costs
+8.0
Price
Volume
Mix,etc
+68.5
197.6
+ ¥14.4 billion
2003 results
2004 results

2004 Non-consolidated Financial Results

(Billions of yen) As of Aug. '04

	2003 Results	2004 Results	vs. PY(%)	2004 Forecast
Sales	765.6	789.0	+3	785.0
Operating income	105.5	109.9	+4	101.0
Ordinary income	107.5	124.7	+16	115.0
Net income	63.0	84.3	+34	78.0
Yen / US Dollar	116	108	-8	107
Yen / Euro	131	134	+3	126

2004 BSA Financial Results

(Millions of dollars) As of Aug. '04

	2003 Results	2004 Results	vs. PY(%)	2004 Forecast
Sales	8,173	9,150	+12	8,960
Operating income	190	264	+39	300
Net income	78	183	x 2.4	180

2004 BSEU Financial Results

(Millions of euro)

As of Aug. '04

	2003 Results	2004 Results	vs. PY(%)	2004 Forecast
Sales	2,127	2,325	+9	2,350
Operating income	116	162	+39	160
Net income	62	94	+51	90

2005 Financial Projections

2005 Consolidated Financial Projections

(Billions of yen)

	2004 Results	2005 Projection	vs. PY(%)
Sales	2,416.6	2,500.0	+3
Operating income	197.6	170.0	-14
Ordinary income	181.5	150.0	-17
Extra loss / (gain)	0.7	(76.0)	---
Net income	114.4	140.0	+22
Yen / US Dollar	108	105	-3
Yen / Euro	134	130	-4

9

Change Factors in Operating Income



Billions of yen
200
180
160
140
120
100
80
60
40
20
0
197.6
Forex
-8.0
Natural
rubber
-6.0
Other
materials
-54.0
Depre-
ciation
-14.0
Pension
costs
+2.0
Price
Volume
Mix,etc
+52.3
170.0
- ¥27.7 billion
2004 results
2005 projections

10

2005 Non-consolidated Financial Projections

(Billions of yen)

	2004 Results	2005 Projection	vs. PY(%)
Sales	789.0	820.0	+4
Operating income	109.9	90.0	-18
Ordinary income	124.7	96.0	-23
Extra loss / (gain)	---	(69.0)	---
Net income	84.3	107.0	+27
Yen / US Dollar	108	105	-3
Yen / Euro	134	130	-4

2005 BSA Financial Projections

(Millions of dollars)

	2004 Results	2005 Projection	vs. PY(%)
Sales	9,150	9,500	+4
Operating income	264	270	+2
Net income	183	160	-13

2005 BSEU Financial Projections

(Millions of euro)

	2004 Results	2005 Projection	
			vs. PY(%)
Sales	2,325	2,560	+10
Operating income	162	140	-14
Net income	94	70	-26

Dividends

(Yen per share)

	2004	2005 (Projection)
Interim dividend	8	10
Year-end dividend	(*)11	10
Total	19	20

(*)Proposed at the 86th Ordinary General Meeting of Shareholders held on March 30, 2005

Repurchase and Retirement of Shares

Repurchase of Shares
From 2003 to 2004:
59,275 thousand shares, Approx. 100 billion yen
2005 (Plan):
Up to the lower of 24 million shares or 50 billion yen
(Proposed at the 86th Ordinary General Meeting of Shareholders)

Retirement of Shares
(decided at the board meeting held on February 18, 2005)
Number of shares to be retired:
30 million shares (Approx. 50 billion yen)
Expected date of retirement of shares:
February 23, 2005

Management Issues

Influence of Raw Material Price Increase (consolidated)

(2003-2005)

(Year-on-year increase : billions of yen)

	2003	2004	2005	Total
Natural rubber	26	30	6	62
Other raw materials	-	19	54	73
Total	26	49	60	135

Emphasis on "Strategic Growth with a Focus on Quality"



- Improve manufacturing capability for high performance tires, large rim diameter tires, and runflat tires in industrialized markets
- Increase capacity to satisfy the increasing demand in emerging markets
- Increase capacity to meet demand for truck and bus tires
- Secure supply sources for strategic raw materials to support our growing tire production capacity

Global Tire Demand Forecast


(million units)
1,600
1,400
1,200
1,000
800
600
400
200
0
3.1% growth annually
from 1995 to2002
3.6% gowth annually
from 2002 to 2008 (forecast)
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Japan China Asia N.America Latin America Europe Other
Source: LMC International

19

Emerging markets Demand Outperforms Industrialized Markets


Demand Increase in Areas (1995=100)
260
240
220
200
180
160
140
120
100
80
Asia excl. Japan
Latin America
N.America, Europe and Japan
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Source: LMC International

20

Passenger car and Light Truck Tires Action Plan: "Strategic Growth with a Focus on Quality"


Serving high-performance and large rim diameter tires
Serving demand increase

21

Capacity Expansion for High-Performance and Large Rim Diameter Tires for Passenger Cars and Light Trucks

Numbers show the unit per day increase since 2003 (in thousand)


13.0
Poland
12.0
(BIRD)
Japan
8.6
5.0
Mexico
8.0
(BIRD)
South Africa
1.7

Estimated production capacity: +15.7 million units / year (in 2008 compared to 2003)

22

Capacity Expansion for Demand Increase for Passenger Cars and Light Trucks

Numbers show the unit per day increase since 2003 (in thousand)



China
Tianjin
3.0
Wuxi
8.0
Thailand
10.0
6.1
Bekasi
3.0
Karawang
Indonesia
Latin America
9.0
Costa Rica
8.0
Brazil

Estimated production capacity: +16.0 million units / year*
(in 2008 compared to 2003)

*Including capacity increase for general use tires followed by production shift to high-performance tires in Japan

Capacity Expansion for Truck and Bus Tires

Numbers show the unit per day increase since 2003 (in thousand)



China
1.1
Spain
Shenyang
2.5
Japan
0.3
For Off-the-Road
1.3
For Truck and bus
Thailand
5.0
Brazil
0.6

Estimated production capacity: +3.7 million units / year
(in 2008 compared to 2003)

Promote Raw Material Supply Sources


Europe
Steel Cord
China
Steel Cord
Natural Rubber Processing
Japan
Steel Cord
Carbon Black
North America
Steel Cord
Synthetic Rubber
Textiles
Africa
Rubber Estate
Thailand
Steel Cord
Carbon Black
Natural Rubber Processing
Rubber Estate
Rubber Estate
Indonesia


New plant / Newly acquired facility in 2005

Strategic Investments: Tire Production and Raw Material Supply Sources

(2003-2007)

	(billions of yen)
➢High-performance and large rim diameter tires (including capacity expansion of runflat tires)	88
➢Demand increase in emerging markets	49
➢Capacity expansion of truck and bus tires (including capacity expansion of off-the-road tires)	50
➢Supply sources for raw materials	40
Total	227
(incl. 2005 - 2007	125)

Bridgestone Group
Consolidated Capital Expenditure



(Billions of yen)
250
200
150
100
50
0
Capital Expenditure
Depreciation
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

27

Bridgestone Group
Global Tire Production



Production volume
(new rubber ton in thousand)
4% growth annually from
2004 to 2008 (forecast)
4% growth annually
from 1995 to 2004
2,000
1,500
1,000
500
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Japan
Americas
Europe
Others

28

BRIDGESTONE

PASSION *for EXCELLENCE*

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

Senior Management Changes

Tokyo (February 18, 2005)—Bridgestone Corporation announced today that its board of directors has approved the following changes in the board of directors, in corporate auditors and in corporate officers today. The proposed changes in the board of directors and in corporate auditors are subject to approval at the general meeting of shareholders on March 30, 2005.

1. New Candidates for Board of Directors

-Akira INOUE
Vice President and Senior Officer
Responsible for Technology

-Tomoyuki IZUMISAWA
Vice President and Senior Officer
Chief Compliance Officer, Responsible for Corporate Administration

-Shoji MIZUOCHI
Vice President and Senior Officer
Chief Financial Officer,
Responsible for Finance, Purchasing and IT & Network
Concurrently Director, Finance Division

-Yasuo ASAMI
Vice President and Senior Officer
Responsible for Diversified Products
Concurrently Director, Chemical Products Division (*effective March 1)

2. New Candidate for Corporate Auditor

-Yukio KANAI
New position and responsibilities:
Executive Member, Board of Corporate Auditors
Present position and responsibilities:
Director, Chemical Products Division

3. Retiring Directors

-Akira SONODA
Present positions and responsibilities:
Executive Vice President, Member of the Board
Advisor to the president

-Isao TOGASHI
Present positions and responsibilities:
Executive Vice President, Member of the Board
Advisor to the president

-Hiroshi KANAI
Present positions and responsibilities:
Executive Vice President, Member of the Board
Advisor to the president
Responsible for Americas and Europe Operations

4. Retiring Auditor

-Katsunori YAMAJI
Present position and responsibilities:
Executive Member, Board of Corporate Auditors

5. Candidates for Reelection to Board of Directors

-Shigeo WATANABE
Chairman of the Board, Chief Executive Officer and President

-Shoshi ARAKAWA
Senior Vice President
Responsible for International Operations*
(*including responsibility for Americas and Europe operations)

-Masaharu OKU
Vice President and Senior Officer
Responsible for Tire Production and Distribution;
Concurrently responsible for Safety, Quality and Environment

-Tatsuya OKAJIMA
Vice President and Senior Officer
Responsible for Original Equipment

-Giichi MIYAKAWA
Vice President and Senior Officer
Responsible for Replacement Tire Sales

-Mark A. EMKES
Chairman and Chief Executive Officer of Bridgestone Americas Holding, Inc.

6. Retiring Corporate Officers (effective March 30)

-Akira INOHARA
Present positions and responsibilities:
Vice President and Senior Officer, Assistant to the president

-Hiroshi KAWAKAMI
Present positions and responsibilities:
Vice President and Senior Officer, Assistant to the president

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-

Bridgestone

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

Bridgestone to Purchase Its Own Shares

Company will purchase up to 24 million shares worth up to ¥50 billion

Tokyo (February 18, 2005)—Bridgestone Corporation is preparing to purchase its own shares as part of the company's ongoing efforts to maximize shareholder value. The prospective purchase is in accordance with Section 210 Commercial Code of Japan and is subject to approval at the ordinary general meeting of shareholders to be held on March 30, 2005. It pertains to common stock in a quantity or value of up to the lower of 24 million shares or ¥50 billion.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-

NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

Bridgestone to Retire Treasury Stock

Company will retire 30 million shares

Tokyo (February 18, 2005)—Bridgestone Corporation announced that its Board of Directors' Meeting today approved the retirement of treasury stock in accordance with Section 212 Commercial Code of Japan.

1. Type of shares to be retired:	Common stock
2. Number of shares to be retired:	30 million shares
3. Scheduled date of retirement:	February 23, 2005

Reference: The number of issued shares after the retirement will be 833,102,321 shares.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

Notice Concerning Stock Options (Stock Acquisition Rights)

Tokyo (February 18, 2005)—Bridgestone Corporation (the "Company") announced today that its Board of Directors resolved at a meeting today to seek authorization from the Company's shareholders to issue stock acquisition rights. This resolution is pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The proposal will be made at the Company's 86th general shareholders' meeting on March 30, 2005.

The stock acquisition rights and applicable terms described below are subject to the approval of the agendum "Issue of Stock Acquisition Rights as Stock Options" at the Company's upcoming general shareholders' meeting.

1. Reason

The reason for issuing stock acquisition rights is to motivate directors and employees of the Company and thereby improve long-term business performance. The Company will issue stock acquisition rights to directors and employees of the Company to subscribe for or purchase shares of common stock of the Company on the terms outlined below.

2. Summary of Terms

(1) Class and Number of Shares to be Issued

Up to 300,000 shares of common stock of the Company

The number of shares per stock acquisition right shall be 1,000 shares. If the shares are split or consolidated after the issue date of the stock acquisition rights, the allotted number of shares shall be adjusted according to the following formula, and any fractional share arising as a result of such adjustment shall be discarded.

The aggregated number of stock acquisition rights shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of stock acquisition rights remaining unexercised or not cancelled at the relevant time.

$$\text{Allotted number of shares after adjustment} = \text{Allotted number of shares before adjustment} \times \text{Ratio of split or consolidation}$$

In the event of a capital reduction by the Company, a merger with another company or a corporate split, the allotted number of shares shall be adjusted to the extent appropriate to the event that occasions the adjustment. The aggregate number of stock acquisition rights shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of stock acquisition rights remaining unexercised or not cancelled at the relevant time.

(2) Total Number of Stock Acquisition Rights to be Issued

Up to 300

(3) Issue Price

The rights shall be issued gratis.

(4) Amount to be Paid upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of each stock acquisition right shall be the amount obtained by multiplying the paid-in value per share to be issued or transferred by the allotted number of shares.
This paid-in price shall be the higher of (1) the price obtained by multiplying the average closing prices of the common stock of the Company on the regular trading days of the Tokyo Stock Exchange for one month (excluding the days on which no transactions are made) immediately prior to the month of the issue date by 1.05 (any amount less than one (1) yen arising from the calculation shall be rounded up the nearest one (1) yen) and (2) the closing price of on the issue date (if there is no closing price on that date, the closing price on the immediately preceding trading day.)

In any of the following events, the paid-in price shall be adjusted as described.

(i) If the Company splits or consolidates its common stock, the paid-in price shall be adjusted according to the following formula, and any amount less than one (1) yen arising from this adjustment shall be rounded up to the nearest one (1) yen.

$$\text{Paid-in price after adjustment} = \text{Paid-in price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(ii) If new shares are issued or treasury stock is sold at a price below the market price (excluding cases of the exercise of stock acquisition rights, the exercise of subscription rights pursuant to Article 280-19 of the Commercial Code of Japan as stipulated before Commercial Code 128 was effective, and the exercise of stock transfer rights pursuant to Article 210-2), the paid-in price shall be adjusted according to the following formula, and any amount of less than one (1) yen arising from this adjustment shall be rounded up to the nearest one (1) yen.

$$\text{Paid-in price after adjustment} = \text{Paid-in price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of shares newly issued} \times \text{Paid-in value per share}}{\text{Market Price}}}{\text{Number of outstanding shares} + \text{Number of shares newly issued}}$$

(iii) In the case of a capital reduction by the Company, a merger with another company or a corporate split, the Paid-in Price shall be adjusted to the extent appropriate to the event that occasions the adjustment.

(5) Exercise Period

From April 1, 2007, to March 31, 2012

(6) Other Conditions

(i) No stock acquisition right shall be exercised in part.

(ii) Other conditions for exercising the stock acquisition rights shall be determined by the Board of Directors of the Company.

(7) Cancellation of Stock Acquisition Rights

(i) The Company may cancel the stock acquisition rights without consideration on approval by a general shareholders' meeting of a merger agreement in which the Company is to be dissolved or of a share exchange agreement or share transfer through which the Company will become a wholly owned subsidiary.

(ii) The Company may, at any time, cancel the stock acquisition rights without consideration if the Company has acquired and held the unexercised stock acquisition rights.

(8) Restriction on Transfer of Stock Acquisition Rights

Any transfer of stock acquisition rights shall be subject to approval of the Board of Directors.

###

NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

Bridgestone Broadens Global Capital Spending Program in Tires

Company announces several new projects

Tokyo (February 18, 2005)—Bridgestone Corporation announced today that it will broaden its ongoing capital spending program in global tire manufacturing. The company is realigning and expanding its production resources in response to the overall growth in global tire demand and to the changing composition of demand. Bridgestone's newly broadened capital spending program provides for aggregate investment of some ¥227 billion over the five years from 2003 to 2007.

Global tire demand is growing and evolving. Management policy at Bridgestone centers on pursuing strategic growth with a focus on quality by responding effectively to ever-changing market trends. In that spirit, the Bridgestone Group is realigning and expanding its tire production network. The group's primary objectives are to (1) deploy production resources to serve the shift in demand for passenger car tires in industrialized markets toward high-performance tires and tires of large rim sizes; (2) expand production capacity to serve the growth in global demand for passenger car tires, especially in emerging markets; (3) expand production capacity to serve the growth in global demand for truck and bus tires; and (4) acquire and foster expanded capabilities in producing raw materials for tires to respond increasing tire production capacity.

-more-

Bridgestone is allocating a total of ¥88 billion to investment for addressing the shift in demand toward high-performance tires and tires of large rim sizes. Investment projects include deploying the revolutionary BIRD production system. The first mass-production BIRD installation went into operation this year at the Hikone Plant, in Japan, and Bridgestone will install the first BIRD system outside Japan at a plant it will build in Monterrey, Mexico. That plant will supply high-performance tires and tires of large rim sizes mainly to the North American market.

In addition, Bridgestone's Poznan Plant, in Poland began producing runflat tires at the end of 2004. It is the first Bridgestone plant outside Japan to produce runflat tires. Today's announcement included the revelation that Bridgestone will produce runflat tires at its Brits Plant, in South Africa.

Bridgestone's moves to serve the growing demand for passenger car tires in emerging markets have included opening a third Chinese tire plant in Wuxi in July 2004 and deciding to build a second Brazilian tire plant, in the state of Bahia. Bridgestone is also expanding plants in Asia and in Latin America. Bridgestone is investing about ¥49 billion in expanding production capacity to serve emerging markets with passenger car tires.

Bridgestone is investing about ¥50 billion in expanding production capacity to serve growing demand for truck and bus tires and tires for construction equipment. It began producing truck and bus tires recently at a newly constructed plant in Chonburi, Thailand, and it is expanding production capacity for truck and bus tires at Shenyang Plant in China and other plants around the world.

Investment by Bridgestone in projects for producing raw materials for tires will total about ¥40 billion. The company has built a carbon black plant in Thailand and a steel cord plant in China, and it is

-more-

expanding production capacity for raw materials at plants in Japan, in other Asian regions and in the United States. Bridgestone has agreed to purchase a rubber estate in Sumatra, Indonesia, from Goodyear Tire & Rubber Company.

A private research institute predicts continuing growth in global demand for tires. Today's announcement also included a reiteration of Bridgestone's oft-stated commitment to serving the growth in tire demand worldwide and, thereby, to strengthening its position in the global tire industry. Management reemphasized their determination to build a globally optimized production network through strategic investment based on a sound reading of market trends.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-